Exhibit 99.1

St. John's, NL – February 8, 2024

FORTIS INC. ANNOUNCES SECOND QUARTER DIVIDENDS – 2024

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated September 19, 2023 to Fortis' short form base shelf prospectus dated November 21, 2022.

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) has declared the following dividends payable on June 1, 2024 to the Shareholders of Record of the following Shares of the Corporation at the close of business on May 17, 2024:

•	$0.3063 per share on the First Preference Shares, Series "F";

•	$0.3826875 per share on the First Preference Shares, Series "G";

•	$0.11469 per share on the First Preference Shares, Series "H";

•	$0.408392 per share on the First Preference Shares, Series "I";

•	$0.2969 per share on the First Preference Shares, Series "J";

•	$0.3418125 per share on the First Preference Shares, Series "K", provided that if no such Series “K” shares are outstanding on such date as a result of the exercise of Shareholders of their right to convert Series “K” shares into Cumulative Redeemable Floating Rate First Preference Shares, Series “L” of the Corporation effective March 1, 2024 (the “Conversion Right”), no such dividend shall be payable;

•	$0.4462000 per share on the First Preference Shares, Series “L”, provided that if no such Series “L” shares are issued on March 1, 2024 pursuant to the Conversion Right, no such dividend shall be payable;

•	$0.2445625 per share on the First Preference Shares, Series "M"; and,

•	$0.59 per share on the Common Shares.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes. All amounts are given in Canadian dollars unless otherwise indicated.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2022 revenue of $11 billion and total assets of $66 billion as at September 30, 2023. The Corporation's 9,200 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Vice President, Communications & Government Relations Fortis Inc. 709.737.5323 media@fortisinc.com

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